UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              ROWAN COMPANIES, INC.
                          ---------------------------
                                (Name of Issuer)

                         Common Stock, $0.125 Par Value
                      -------------------------------------
                         (Title of Class of Securities)


                                    779382100
                              -------------------
                                 (CUSIP Number)

                                  March 6, 1998
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No. 779382100                                           Page 2 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                6,094,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 6,094,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,211,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.17%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 779382100                                           Page 3 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                690,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                6,094,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 690,000
    With
                           8        Shared Dispositive Power
                                          6,094,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            6,901,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    7.97%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 779382100                                           Page 4 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                1,012,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                6,094,000
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,012,000
    With
                           8        Shared Dispositive Power
                                          6,094,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            7,223,000/1/

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    8.34%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


-----------------------
/1/      See Item 4(a).

                                  SCHEDULE 13G

CUSIP No. 779382100                                           Page 5 of 15 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                                1,012,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,012,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,012,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.17%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 15 Pages


Item 1(a)           Name of Issuer:

                    Rowan Companies, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    5450  Transco  Tower,  2800 Post Oak Blvd.,  Houston,  Texas
                    77056.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    ii)  Mr. George Soros ("Mr. Soros");

                    iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                    iv) Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne LLC").

                    This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Mr. George Soros, the Duquesne LLC Clients (as defined herein) and Lupa Family Partners, a New York limited partnership ("Lupa") of which Mr. Soros serves as one of two general partners. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. SFM LLC, on behalf of Quantum Partners, has granted investment discretion over certain funds of Quantum Partners to Cambridge Investments Ltd., a California corporation ("Cambridge"), pursuant to an investment advisory contract between Quantum Partners and Cambridge (the "Cambridge Contract"). Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the management committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                    The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)           Citizenship:

                    i)   SFM LLC is a Delaware limited liability company;

                                                              Page 7 of 15 Pages



                    ii)  Mr. Soros is a United States citizen;

                    iii) Mr. Druckenmiller is a United States citizen; and

                    iv)  Duquesne  LLC  is  a  Pennsylvania   limited  liability
                         company.

Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.125 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         779382100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         i) As a consequence of SFM LLC's ability to terminate the Cambridge Contract with respect to all investments, including those involving certain of the Shares, and acquire voting and dispositive power over those Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of 117,000 Shares acquired at the direction of Cambridge. In addition, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the 6,094,000 Shares held directly for the account of Quantum Partners. In total, SFM LLC may be deemed to be the beneficial owner of 6,211,000.

                         ii) Mr. Soros may be deemed the beneficial owner of 6,901,000 Shares. This number consists of (A) 117,000 Shares currently held by Cambridge for the account of Quantum Partners, (B) 6,094,000 Shares held directly for the account of Quantum Partners,
                              (C) 345,000 Shares held for the account of Lupa and (D) 345,000 held for his personal account.

                         iii) Mr.  Druckenmiller  may be deemed  the  beneficial
                              owner of 7,223,000 Shares. This number consists of
                              (A) 117,000 Shares currently held by Cambridge for the account of Quantum Partners, (B) 6,094,000 Shares held directly for the account of Quantum Partners and (C) 1,012,000 Shares held for the accounts of the Duquesne LLC Clients.

                                                              Page 8 of 15 Pages


                         iv) Duquesne LLC may be deemed the beneficial owner of the 1,012,000 Shares held for the accounts of Duquesne LLC Clients.

Item 4(b)           Percent of Class:

                         i) The number of Shares of which SFM LLC may be deemed to be the beneficial owner constitutes approximately 7.17% of the total number of Shares outstanding.

                         ii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 7.97% of the total number of Shares outstanding.

                         iii) The  number of  Shares of which Mr.  Druckenmiller
                              may be deemed to be the beneficial owner constitutes approximately 8.34% of the total number of Shares outstanding.

                         iv) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 1.17% of the total number of Shares outstanding.

                                                              Page 9 of 15 Pages


Item 4(c)           Number of shares as to which such person has:

          SFM LLC/1/
          ----------

          (i)  Sole power to vote or to direct the vote:               6,094,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 6,094,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros/1/
          ------------

          (i)  Sole power to vote or to direct the vote:                 690,000

          (ii) Shared power to vote or to direct the vote:             6,094,000

          (iii) Sole power to dispose or to direct the disposition of:   690,000

          (iv) Shared power to dispose or to direct the disposition of:6,094,000

          Mr. Druckenmiller/1/
          --------------------

          (i)  Sole power to vote or to direct the vote:               1,012,000

          (ii) Shared power to vote or to direct the vote:             6,094,000

          (iii) Sole power to dispose or to direct the disposition of: 1,012,000

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       6,094,000

          Duquesne LLC
          ------------

          (i)  Sole power to vote or to direct the vote:               1,012,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,012,000

          (iv) Shared power to dispose or to direct the disposition of:        0




-----------------------
/1/      See Item 4(a).

                                                             Page 10 of 15 Pages


Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares, held for his personal account.

                    (iii)The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of the Shares, held for their account.

                    (iv) The partners of Lupa have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares, held for the account of Lupa in accordance with their partnership interests in Lupa.

                    SFM LLC expressly disclaims beneficial ownership of any Shares held for the accounts of Lupa, Mr. Soros and the Duquesne LLC Clients. Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held for the account of Lupa and Mr. Soros. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of Quantum Partners, Lupa and Mr. Soros.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 15 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998                    SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  March 6, 1998                    GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                                             Page 12 of 15 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................          13

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................          14

C.        Joint Filing Agreement dated March 6, 1998 by and among
          Soros  Fund  Management  LLC,  Mr.  George  Soros,  Mr.
          Stanley   F.   Druckenmiller   and   Duquesne   Capital
          Management, L.L.C......................................          15